EXHIBIT 99.1

Quantum BioPharma achieve 91% increase in Shareholder Equity and Liquidity in Q3 2026 as Lucid-MS Phase 2 Trial Advances into Study Start-Up

TORONTO, Nov. 13, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) ("Quantum" or the "Company") reports its unaudited financial and operational results for the third quarter ended September 30, 2026.

As of September 30, 2026, cash and cash equivalents totaled approximately US$3.56 million and digital assets totaled approximately US$8.66 million, representing combined holdings of approximately US$12.22 million, compared with US$4.12 million as of December 31, 2025 (excluding US$1.60 million of digital assets that were restricted at that date). Total shareholders’ equity increased approximately 91% to US$9.77 million, from US$5.10 million at December 31, 2025.

Subsequent to quarter-end, the Company entered into a Study Start-Up Agreement with the clinical research business of Thermo Fisher Scientific to implement its Phase 2 clinical trial of Lucid-MS in progressive multiple sclerosis, following the clearance of its Investigational New Drug application by the U.S. Food and Drug Administration (FDA) in August 2026.

Third Quarter 2026 Financial Results

Quantum reduced operating expenses year over year while increasing total assets, cash holdings and shareholders’ equity. Management has concluded that the Company’s cash and cash equivalents and digital assets as of September 30, 2026 are sufficient to carry out its planned operations over the next twelve months.

Liquidity and Balance Sheet Strength

  Cash and cash equivalents and digital assets totaled approximately US$12.22 million as of September 30, 2026, compared with US$4.12 million at December 31, 2025 (excluding US$1.60 million of restricted digital assets at that date).
  Cash and cash equivalents increased approximately 87% to US$3.56 million, from US$1.91 million at December 31, 2025.
  Digital assets increased approximately 127% to US$8.66 million, from US$3.82 million at December 31, 2025 (restricted and unrestricted). No digital assets were restricted as of September 30, 2026.
  Total shareholders’ equity increased approximately 91% to US$9.77 million, from US$5.10 million at December 31, 2025.
  Total assets increased approximately 55% to US$17.33 million, from US$11.16 million at December 31, 2025.
  Working capital increased to approximately US$5.47 million as of September 30, 2026, compared with approximately US$0.42 million at December 31, 2025.
  Notes payable decreased to US$0.30 million, from US$1.30 million at December 31, 2025, following the repayment of US$1.00 million of the BitGo loan during the nine months ended September 30, 2026.

Key Financial Ratios (as of September 30, 2026)

  Current ratio of 1.72 as of September 30, 2026, compared to 1.07 as of December 31, 2025.
  Debt-to-Equity ratio of 0.77 as of September 30, 2026, compared to 1.19 as of December 31, 2025. Total liabilities were approximately US$7.56 million as of September 30, 2026, compared with US$6.06 million at December 31, 2025. Approximately 38% of current liabilities as of September 30, 2026 are non-cash fair-value items, being US$2.17 million of warrant liabilities and US$0.68 million of derivative liabilities.
  Equity represented approximately 56% of total assets as of September 30, 2026, compared with 46% as of December 31, 2025.

Reduced Operating Expenses and Cash Use

  Total operating expenses decreased approximately 24% in the third quarter of 2026, to US$3.56 million from US$4.68 million in the third quarter of 2025. For the nine months ended September 30, 2026, total operating expenses decreased approximately 32%, to US$8.81 million from US$12.93 million.
  Cash used in operating activities decreased approximately 21%, to US$6.25 million for the nine months ended September 30, 2026 from US$7.93 million for the comparable 2025 period.
  Net loss for the nine months ended September 30, 2026 was US$17.32 million, compared with US$23.25 million for the nine months ended September 30, 2025, a decrease of approximately 26%. The nine-month result includes an unrealized gain of US$0.64 million on the change in fair value of digital assets.

Third Quarter and Subsequent 2026 Corporate Highlights

Lucid-MS Phase 2 Trial: FDA Clearance and Study Start-Up Agreement with Thermo Fisher Scientific

On August 10, 2026, the Company announced that the FDA had cleared its Investigational New Drug (IND) application for Lucid-MS (Lucid-21-302), enabling the Company to proceed with a randomized, double-blind, placebo-controlled Phase 2 clinical trial in patients with progressive multiple sclerosis.

Subsequent to quarter-end, on October 6, 2026, the Company entered into a Study Start-Up Agreement with the clinical research business of Thermo Fisher Scientific to implement the Phase 2 clinical trial of Lucid-MS, marking the initiation of formal study start-up activities. The trial will evaluate the efficacy, safety and tolerability of Lucid-MS in people with progressive forms of multiple sclerosis.

Unbuzzd

On September 24, 2026, Unbuzzd announced the appointment of Michael Zapolin as Chief Executive Officer, with a mandate that includes financing Unbuzzd, listing it on a stock exchange and executing a nationwide commercial rollout in the United States. Subsequent to quarter-end, on October 13, 2026, the Company and Unbuzzd extended the maturity of the Company’s loan to Unbuzzd to December 31, 2027, and on October 15, 2026 the Company subscribed for 1,500,000 common shares of Unbuzzd at C$0.20 per share under Unbuzzd’s private placement. Following the placement, the Company held a 19.87% ownership interest in Unbuzzd.

Management Commentary

"With FDA clearance in hand and our Study Start-Up Agreement signed with the clinical research business of Thermo Fisher Scientific, Lucid-MS has moved from planning into the implementation of its Phase 2 trial in progressive multiple sclerosis," said Zeeshan Saeed, Chief Executive Officer of Quantum.

"Shareholders’ equity has grown 91% since the start of the year to US$9.77 million, and working capital now stands at US$5.47 million, while we reduced total operating expenses by 32% over the first nine months of 2026 compared with the same period last year," said Donal Carroll, Chief Financial Officer of Quantum.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.87% (as of November 12, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

Certain statements contained in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by words or phrases such as “may,” “should,” “anticipate,” “expect,” “potential,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “will” and similar expressions, including the negatives thereof.

Forward-looking statements contained in this news release include, but are not limited to, statements regarding: the sufficiency of the Company’s cash and cash equivalents and digital assets to carry out its planned operations over the next twelve months; the anticipated initiation, timing, design, conduct and progress of the Company’s planned Lucid-MS Phase 2 clinical trial, including study start-up activities; future regulatory interactions, submissions and approvals relating to Lucid-MS; the continued clinical development, therapeutic potential, safety and efficacy of Lucid-MS (Lucid-21-302); and the anticipated financing, stock exchange listing and commercialization of Unbuzzd.

The forward-looking statements contained in this news release are based on management’s current expectations, estimates, projections, assumptions and beliefs as of the date of this news release. With respect to the sufficiency of the Company’s cash and cash equivalents and digital assets, material assumptions include, among others, that the Company’s cash burn and operating expenditures will remain generally consistent with management’s current budget and the cash burn rate experienced during the first nine months of 2026; that the Company’s existing cash, cash equivalents and digital assets will remain available to fund planned operations; that there will be no material adverse changes in the value or liquidity of the Company’s digital assets; and that the Company will not incur material unanticipated expenditures or experience material changes to the timing or cost of its planned clinical development activities. Other material assumptions include the Company’s ability to advance Lucid-MS through clinical development substantially in accordance with its current plans; the availability of sufficient personnel, resources and clinical trial sites; successful patient enrollment and retention; and constructive interactions with regulatory authorities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to: changes in the Company’s operating costs or cash burn rate; fluctuations in the value or liquidity of digital assets; the need for additional financing and the Company’s ability to obtain such financing on acceptable terms or at all; risks associated with the timing, initiation, conduct, enrollment, retention, cost and results of clinical trials; the possibility of delays or changes in the Company’s clinical development plans; uncertainty regarding future regulatory submissions, interactions, reviews and approvals; the possibility that clinical trial results may not demonstrate the anticipated safety or efficacy of Lucid-MS; and other risks associated with the Company’s business and operations generally.

Readers are cautioned that the foregoing list of risks and assumptions is not exhaustive. Additional information concerning risks and uncertainties affecting Quantum BioPharma is contained in the Company’s continuous disclosure filings, including its most recent annual information form and other filings available under the Company’s profile on SEDAR+ and through the EDGAR system of the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations and assumptions reflected in such forward-looking statements are reasonable as of the date hereof, there can be no assurance that such expectations will prove to be correct. Actual results and future events could differ materially from those anticipated in such statements.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement and are made as of the date of this news release. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com